Exhibit 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter Ended December 31, 2009

Q3 revenues sequentially grew by 2.8%

Mysore, India – January 12, 2010

Highlights

Consolidated results for the quarter ended December 31, 2009
  Income was Rs. 5,741 crore for the quarter ended December 31, 2009; QoQ growth was 2.8%; YoY decline was 0.8%
  Net profit after tax was Rs. 1,582 crore for the quarter ended December 31, 2009; QoQ growth was 2.7%; YoY decline was 3.6%
  Earnings per share decreased to Rs. 27.75 from Rs. 28.66 in the corresponding quarter of the previous year; QoQ growth was 3.3%; YoY decline was 3.2%
Others
  32 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 8,719 employees (net addition of 4,429) for the quarter by Infosys and its subsidiaries
  1,09,882 employees as on December 31, 2009 for Infosys and its subsidiaries
“Global economic recovery seems to be led by the U.S. and the Financial Services,” said S. Gopalakrishnan, CEO and Managing Director. “Even though IT budgets are expected to be flat in 2010, offshore outsourcing is expected to benefit from this recovery.”

Business outlook

The company’s outlook (consolidated) for the quarter ending March 31, 2010 and for the fiscal year ending March 31, 2010, under Indian GAAP and International Financial Reporting Standards (IFRS) is as follows:

Outlook under Indian GAAP – consolidated*

Quarter ending March 31, 2010
  Income is expected to be in the range of Rs. 5,675 crore and Rs. 5,721 crore; YoY growth of 0.7% to 1.5%
  Earnings per share@ is expected to be in the range of Rs. 25.62 and Rs.25.83; YoY decline of 9.0% to 8.3%
Fiscal year ending March 31, 2010
  Income is expected to be in the range of Rs. 22,473 crore and Rs. 22,519 crore; YoY growth of 3.6% to 3.8%
  Earnings per share@@ is expected to be in the range of Rs. 106.85 and Rs. 107.06; YoY growth of 2.2% to 2.4%
*     Conversion 1 US$ = Rs.45.75 considered for quarter ending March 31, 2010.
@      The Earnings per share is expected to be in the range of Rs.25.42 and Rs.25.63 under IFRS; YoY decline of 10.3% to 9.5%
@@  The Earnings per share is expected to be in the range of Rs.106.42 and Rs.106.63 under IFRS; YoY growth of 1.5% to 1.7%

Outlook under IFRS#

Quarter ending March 31, 2010
  Consolidated revenues are expected to be in the range of $ 1,240 million and $ 1,250 million; YoY growth of 10.6% to 11.5%
  Consolidated earnings per American Depositary Share is expected to be $ 0.56; YoY growth nil
Fiscal year ending March 31, 2010
  Consolidated revenues are expected to be in the range of $ 4.75 billion and $ 4.76 billion; YoY growth of 1.8% to 2.0%
  Consolidated earnings per American Depositary Share is expected to be $ 2.26; YoY growth of 0.4%
# Exchange rates considered for quarter ending March 31, 2010 for major global currencies: AUD / USD – 0.90; GBP / USD – 1.61; Euro / USD – 1.44

Awards and recognition

Partners, market influencers and industry bodies acclaimed our pursuit of excellence. Oracle named us a winner of a North America Oracle Titan Award during Oracle® OpenWorld 2009, acknowledging us as one of their leading partners for outstanding solutions and business practices developed or delivered in fiscal 2009.

We were named among leaders of Oracle service providers in a report by an independent research company. "Infosys emerged a leader of the offshore firms, with a sizable practice and strong client references to showcase its ongoing foray into the Oracle services space," according to the report.

We had the distinction of being in the 2009 list of the World's Most Admired Knowledge Enterprises (MAKE), making it the sixth time for us. The 2009 Global MAKE winners were chosen by a panel of Fortune 500 senior executives and internationally recognized knowledge management / intellectual capital / innovation / organizational learning experts.

Expansion of services and significant projects

As in the last few quarters, our focus continues to be on building strengths. Intellectual Property (IP)-based solutions, New Engagement Models (NEMs) that offer flexible pricing and operational control to clients, and the Global Delivery Model will play a significant role in defining our successes.

During the third quarter, we launched Flypp™, an application platform that enables mobile service providers to enhance customer experience with a host of ready-to-use experiential applications across several devices. A health insurance major bought our iTransform product suite that assists clients in complying with the  U.S. Federal Government’s mandates on HIPAA 5010 and ICD 10 standards, efficiently and cost effectively. A Consumer Packaged Goods (CPG) major bought the ‘Procurement’ module of our ‘Supply Chain Visibility’ product suite to cut sourcing cycle times and leakages in procurement spend through better monitoring, compliance and governance mechanisms. One of the largest retailing companies selected us as a partner in its Future Store Initiative to advance cutting-edge technologies and innovative shopping concepts. We were chosen for our ShoppingTrip360 solution, an innovative managed service that offers retailers and CPG companies insights into real-time shopper and shelf activity. A grocery retailer in the U.K. partnered with us to develop a new multi-channel web platform to bring about an integrated, wholesome online experience.

Clients across industries continue to entrust us with transformational responsibilities. A leading provider of security testing software solutions engaged us to engineer leading-edge penetrative testing products. We are building a Patient Appointment Scheduling System for a provider of medical laboratory tests and services. The system will allow a patient to schedule an appointment at any of the company’s 1,000-plus patient service centers. We are helping a leading provider of virtualization, networking and Software-as-a-Service (SaaS) technologies to design its architecture for Master Data Management. A telecom service provider sought our help to build and manage its online portals and enhance its online presence. We are working with a communications major in the field of wireless 4G development. A specialty retailer engaged us to develop a SaaS solution.

A manufacturer of language translation software engaged us as a Quality Assurance (QA) partner to design, automate and test its next major release of desktop products suite. A high tech major engaged us to set up a Center of Excellence (CoE) with focus on multiple QA services for several critical applications. An auto major engaged us to implement next-generation Enterprise Resource Planning (ERP) software in its distribution business. A leading turbo machinery manufacturer partnered with us to expand its business through manufacturing engineering, manufacturing process standardization, setting up of manufacturing facilities for turbo machinery remanufacturing.

“The contribution to our revenues from our top ten clients grew by 12.2% during the quarter. Our clients are taking decisions much faster,” said S.D. Shibulal, Chief Operating Officer. “Our focus on New Engagement Models (NEMs) was strengthened by the launch of Flypp™, our latest technology platform for telecom service providers.”

FinacleTM

Finacle’s commitment to being the innovation partner to banks across the world was reinforced with the launch of Finacle Advizor™, an integrated platform which empowers banks to deliver products and services through a fully assisted self-service channel. The patent-pending solution provides banking customers a self-service channel, like the Internet, kiosk and ATM, for real-time access to their bank relationship, such as account inquiries, fund transfers, credit card and mutual fund payments and remittances. In addition, Finacle Advizor™ enables bank customers using the self-service channel to experience the comfort of interacting with a bank representative who can help with transaction assistance and remote advisory functions.

Finacle™ registered 12 wins across the globe in the third quarter. Of these, four were from Asia Pacific (APAC), seven from Europe, Middle East and Africa (EMEA) and one from the Americas. The quarter also marked the entry of Finacle™ into Turkey, with one of the largest banks in the country choosing Finacle™ to power its operations. The client list for the quarter also included a regional rural bank in India (sponsored by one of the largest public sector banks in the country) choosing the Finacle™ core banking solution for its operations.

Eleven Finacle™ client projects went live across the world. Six of these projects were in APAC, three in EMEA and two in the Americas. Among these projects was the successful implementation of Finacle™ core banking, CRM, wealth management and consumer e-banking solution at Société Générale (China) Limited, the first French bank offering a wide range of corporate, private and retail banking services in China. One of the largest banks in the Middle East also went live on Finacle™ in the past quarter.

Infosys BPO

During the third quarter, Infosys BPO acquired US-based insurance and retirement business process solutions provider, McCamish Systems LLC, establishing itself as an important player in business platform services for the insurance and financial services. With this acquisition, Infosys BPO stands better equipped to deliver end-to-end business solutions.

Infosys BPO signed an agreement to provide Finance and Accounting (F&A) services to a healthcare and consumer lifestyle major in Brazil. A leading catalog/web retailer engaged Infosys BPO to evaluate its processes in its web credit application and customer services functions. A leading specialty retailer engaged Infosys BPO for end-to-end support of transactional F&A, including retail-specific processes such as rent disbursements, inventory control, international merchandise disbursements, etc.

New Markets

We seek to grow strong in markets which we have recently entered and continue the momentum from the previous quarters. During the third quarter, we incorporated our wholly owned Brazilian subsidiary – Infosys Tecnologia Do Brasil Ltda. The first development center of this subsidiary is in Belo Horizonte, the third largest metropolitan area in Brazil. This new center will offer our complete suite of services to our Brazilian clients and Brazilian subsidiaries of global customers. This quarter, we also inaugurated our official premises in New Zealand, opening our first office in Wellington.

Clients in the markets where we are relatively new are keen to partner with us, an acknowledgement of our world-class services and impeccable quality. A joint stock company engaged us to implement ERP across the organization. A telecommunications and information services major sought our help for an Operations Support System transformation program which will be spread over five years.

Process innovation

During the third quarter, Infosys applied for 18 patent applications in India and the U.S. With this, Infosys has an aggregate of 219 patent applications (pending) in India and the U.S. and has been granted six patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on December 31, 2009 was Rs. 14,449 crore (Rs. 9,488 crore as on December 31, 2008).

“The rupee appreciated by 3.7% during the quarter,” said V. Balakrishnan, Chief Financial Officer. “We maintained our margins while our cash and cash equivalents reached $ 3.1 billion.”

Human resources

During the quarter, Infosys and its subsidiaries added 8,719 employees (gross). The net addition during the quarter was 4,429.

“Our strategy of investing in enhanced training during the downturn has enabled us to grow rapidly as the recovery begins,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We have adequate capacity to meet the needs of the market place.”

Board of Directors

The Board has appointed Prof. Marti G. Subrahmanyam as the Lead Independent Director effective January 12, 2010. Prof. Subrahmanyam will be taking over the role from Mr. Deepak M. Satwalekar. Mr. Satwalekar will continue to serve as an Independent Director and Chairman of the Audit Committee. He is the first Lead Independent Director in India and was appointed in May 2003.

“As the Lead Independent Director, Deepak played a vital role in enhancing our corporate governance function, already a torchbearer in the industry,” said N.R. Narayana Murthy, Chairman of the Board and Chief Mentor. “His dedication, insight and urge for excellence have contributed immensely in taking our Board functions to the next level. We will cherish his contributions which have been invaluable.”

He added, “I am delighted to welcome Prof. Marti G. Subrahmanyam as the Lead Independent Director. He’s a very worthy successor to Deepak and we eagerly look forward to continuing our success story with him.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 109,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009 and September 30, 2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore
Balance Sheet as at	December 31, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	287	286
Reserves and surplus	21,284	17,523
	21,571	17,809
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	6,564	5,986
Less: Accumulated depreciation and amortization	2,777	2,187
Net book value	3,787	3,799
Add: Capital work-in-progress	423	615
	4,210	4,414
INVESTMENTS	6,269	1,005
DEFERRED TAX ASSETS, NET	254	102
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,104	3,390
Cash and bank balances	6,839	9,039
Loans and advances	3,743	3,164
	13,686	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,839	1,507
Provisions	1,009	1,798
NET CURRENT ASSETS	10,838	12,288
	21,571	17,809
NOTE: The audited Balance Sheet as at December 31, 2009 has been taken on record at the Board meeting held at Mysore on January 12, 2010.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Income from software services and products	5,335	5,429	15,640	15,011
Software development expenses	2,900	2,915	8,521	8,276
GROSS PROFIT	2,435	2,514	7,119	6,735
Selling and marketing expenses	259	240	708	712
General and administration expenses	282	318	945	945
	541	558	1,653	1,657
OPERATING PROFIT BEFORE DEPRECIATION	1,894	1,956	5,466	5,078
Depreciation	205	169	613	485
OPERATING PROFIT BEFORE TAX	1,689	1,787	4,853	4,593
Other Income, net	223	48	720	256
Provision for investments	1	2	1	2
NET PROFIT BEFORE TAX	1,911	1,833	5,572	4,847
Provision for taxation	440	235	1,199	597
NET PROFIT AFTER TAX	1,471	1,598	4,373	4,250
Balance Brought Forward	12,537	8,624	10,305	6,642
Less: Residual dividend paid	–	–	–	1
Dividend tax on the above	–	–	–	–
	12,537	8,624	10,305	6,641
AMOUNT AVAILABLE FOR APPROPRIATION	14,008	10,222	14,678	10,891
Dividend
Interim	–	–	573	572
Dividend tax	–	–	97	97
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	14,008	10,222	14,008	10,222
	14,008	10,222	14,678	10,891
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic	25.66	27.92	76.30	74.27
Diluted	25.63	27.89	76.21	74.13
Number of shares used in computing earnings per share
Basic	57,34,36,570	57,25,89,357	57,31,87,392	57,24,04,867
Diluted	57,40,16,910	57,32,82,669	57,38,72,816	57,34,83,633
Total Public Shareholding @
Number of shares	37,39,14,056	36,87,28,400	37,39,14,056	36,87,28,400
Percentage of shareholding	65.19	64.39	65.19	64.39
NOTE:
1.	The audited Profit & Loss Account for the quarter ended December 31, 2009 has been taken on record at the Board meeting held at Mysore on January 12, 2010
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
@	Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	December 31, 2009	March 31, 2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	22,122	17,968
	22,408	18,254
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	8,035	7,093
Less: Accumulated depreciation and amortization	3,072	2,416
Net book value	4,963	4,677
Add: Capital work-in-progress	424	677
	5,387	5,354
INVESTMENTS	5,273	–
DEFERRED TAX ASSETS,NET	286	126
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,369	3,672
Cash and bank balances	7,625	9,695
Loans and advances	4,000	3,279
	14,994	16,646
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,431	2,004
Provisions	1,101	1,868
NET CURRENT ASSETS	11,462	12,774
	22,408	18,254
NOTE:
The audited financial statements have been taken on record by the Board of Directors at its meeting held at Mysore on January 12, 2010. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Income from software services, products and business process management	5,741	5,786	16,798	16,058
Software development and business process management expenses	3,009	3,075	8,887	8,720
GROSS PROFIT	2,732	2,711	7,911	7,338
Selling and marketing expenses	314	274	851	834
General and administration expenses	380	406	1,221	1,200
	694	680	2,072	2,034
OPERATING PROFIT BEFORE DEPRECIATION	2,038	2,031	5,839	5,304
Depreciation	231	187	685	533
OPERATING PROFIT BEFORE TAX	1,807	1,844	5,154	4,771
Other income, net	231	40	736	223
Provision for investments	1	2	1	2
NET PROFIT BEFORE TAX	2,037	1,882	5,889	4,992
Provision for taxation	455	241	1,240	617
NET PROFIT AFTER TAX	1,582	1,641	4,649	4,375
Balance Brought Forward	12,957	8,892	10,560	6,828
Less: Residual dividend paid	–	–	–	1
Dividend tax on the above	–	–	–	–
	12,957	8,892	10,560	6,827
AMOUNT AVAILABLE FOR APPROPRIATION	14,539	10,533	15,209	11,202
Dividend
Interim	–	–	573	572
Dividend tax	–	–	97	97
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	14,539	10,533	14,539	10,533
	14,539	10,533	15,209	11,202
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic	27.75	28.66	81.53	76.44
Diluted	27.72	28.63	81.43	76.30
Number of shares used in computing earnings per share
Basic	57,06,02,970	57,25,89,357	57,03,53,792	57,24,04,867
Diluted	57,11,83,310	57,32,82,669	57,10,39,216	57,34,83,633
Total Public Shareholding @
Number of shares	37,39,14,056	36,87,28,400	37,39,14,056	36,87,28,400
Percentage of shareholding	65.19	64.39	65.19	64.39
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

Unaudited Condensed Interim Financial Statements prepared in compliance with International Financial Reporting Standards (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheet as of
 (In Rs. crore except share data)
	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	9,176	10,993
Available-for-sale financial assets	5,273	–
Trade receivables	3,369	3,672
Unbilled revenue	803	750
Derivative financial instruments	74	–
Prepayments and other assets	545	411
Total current assets	19,240	15,826
Non-current assets
Property, plant and equipment	4,473	4,665
Goodwill	832	692
Intangible assets	69	35
Deferred income tax assets	637	447
Income tax assets	374	274
Other non-current assets	341	262
Total non-current assets	6,726	6,375
Total assets	25,966	22,201
LIABILITIES AND EQUITY
Current liabilities
Trade payables	13	27
Derivative financial instruments	–	114
Current income tax liabilities	720	581
Client deposits	15	5
Unearned revenue	620	331
Employee benefit obligations	141	104
Provisions	75	92
Other current liabilities	1,667	1,471
Total current liabilities	3,251	2,725
Non-current liabilities
Deferred income tax liabilities	39	39
Employee benefit obligations	216	243
Other non-current liabilities	40	–
Total liabilities	3,546	3,007
Equity
Share capital-Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 570,701,633 and 572,830,043 as of December 31, 2009 and March 31, 2009, respectively	286	286
Share premium	3,008	2,944
Retained earnings	19,068	15,972
Other components of equity	58	(8)
Total equity attributable to equity holders of the company	22,420	19,194
Total liabilities and equity	25,966	22,201

Unaudited Condensed Interim Financial Statements prepared in compliance with International Financial Reporting Standards (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Rs. crore except share data)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Revenues	5,741	5,786	16,798	16,058
Cost of sales	3,263	3,267	9,605	9,266
Gross profit	2,478	2,519	7,193	6,792
Operating expenses:
Selling and marketing expenses	314	274	851	835
Administrative expenses	380	407	1,221	1,201
Total operating expenses	694	681	2,072	2,036
Operating profit	1,784	1,838	5,121	4,756
Other income	230	38	738	221
Profit before income taxes	2,014	1,876	5,859	4,977
Income tax expense	455	241	1,240	617
Net profit	1,559	1,635	4,619	4,360
Other comprehensive income
Exchange differences on translating foreign operations	(7)	(53)	66	(32)
Total other comprehensive income	(7)	(53)	66	(32)
Total comprehensive income	1,552	1,582	4,685	4,328
Profit attributable to:
Owners of the company	1,559	1,635	4,619	4,360
Non-controlling interest	–	–	–	–
	1,559	1,635	4,619	4,360
Total comprehensive income attributable to:
Owners of the company	1,552	1,582	4,685	4,328
Non-controlling interest	–	–	–	–
	1,552	1,582	4,685	4,328
Earnings per equity share
Basic (Rs.)	27.33	28.72	81.00	76.56
Diluted (Rs.)	27.30	28.69	80.90	76.42
Weighted average equity shares used in computing earnings per equity share
Basic	570,602,970	569,755,757	570,353,792	569,571,267
Diluted	571,183,310	570,449,069	571,039,216	570,650,033